                          Form U-13-60
            Mutual and Subsidiary Service Companies



                         ANNUAL REPORT

                         FOR THE PERIOD

     Beginning January 1, 1999 and Ending December 31, 1999

                             TO THE


            U. S. SECURITIES AND EXCHANGE COMMISSION


                               OF


          American Electric Power Service Corporation
               (Exact Name of Reporting Company)


  A                 Subsidiary                      Service Company


  Date of Incorporation December 17, 1937.  If not Incorporated,
  Date of Organization


  State or Sovereign Power under which Incorporated or Organized
    New York


  Location of Principal Executive Offices of Reporting Company
    1 Riverside Plaza, Columbus, Ohio  43215




  Name, title, and address of officer to whom correspondence concerning this report should be addressed:


                                              1 Riverside Plaza
  Gerald R. Knorr      Assistant Controller   Columbus, Ohio  43215
    (Name)                  (Title)                (Address)



  Name of Principal Holding Company under which Reporting Company is organized:


               AMERICAN ELECTRIC POWER COMPANY, INC.

                                                                  1
              INSTRUCTIONS FOR USE OF FORM U-13-60

   1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instruc-tions for that form.

   2. Number of Copies.--Each annual report shall be filed in dupli-cate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

   3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Sub-sequent reports should cover a calendar year.

   4. Report Format.--Reports shall be submitted on the forms pre-pared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

   5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X
  (S210.3-01(b)).

   6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c)).

   7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted request-ing the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

   8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Sub-sidiary Service Companies, Public Utility Holding Company Act of
  1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

   9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.





                                                            (Cont'd)
                                                                  1A
              INSTRUCTIONS FOR USE OF FORM U-13-60

  10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

  11. Annual Statement of Compensation for Use of Capital Billed.-- The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                             Page
                                                            Number
                                               Schedule
  Description of Schedules and Accounts       or Account
                                                Number

    COMPARATIVE BALANCE SHEET                  Schedule I    4-5

    SERVICE COMPANY PROPERTY                   Schedule II   6-7
    ACCUMULATED PROVISION FOR
     DEPRECIATION AND AMORTIZATION
     OF SERVICE COMPANY PROPERTY               Schedule III    8
    INVESTMENTS                                Schedule IV     9
    ACCOUNTS RECEIVABLE FROM ASSOCIATE
      COMPANIES                               Schedule V       10
    FUEL STOCK EXPENSES UNDISTRIBUTED         Schedule VI      11
    STORES EXPENSE UNDISTRIBUTED              Schedule VII     12
    MISCELLANEOUS CURRENT AND ACCRUED
      ASSETS                                  Schedule VIII    13
    MISCELLANEOUS DEFERRED DEBITS             Schedule IX      14
    RESEARCH, DEVELOPMENT, OR DEMONSTRATION
      EXPENDITURES                            Schedule X       15
    PROPRIETARY CAPITAL                       Schedule XI      16
    LONG-TERM DEBT                            Schedule XII     17
    CURRENT AND ACCRUED LIABILITIES           Schedule XIII    18
    NOTES TO FINANCIAL STATEMENTS             Schedule XIV     19

    COMPARATIVE INCOME STATEMENT              Schedule XV      20

    ANALYSIS OF BILLING - ASSOCIATE
         COMPANIES                            Account 457      21
    ANALYSIS OF BILLING - NONASSOCIATE
        COMPANIES                             Account 458      22
    ANALYSIS OF CHARGES FOR SERVICE -
        ASSOCIATE AND NONASSOCIATE COMPANIES Schedule XVI 23 SCHEDULE OF EXPENSE BY DEPARTMENT OR
      SERVICE FUNCTION                        Schedule XVII 24-25
    DEPARTMENTAL ANALYSIS OF SALARIES         Account 920      26
    OUTSIDE SERVICES EMPLOYED                 Account 923      27
    EMPLOYEE PENSIONS AND BENEFITS            Account 926      28
    GENERAL ADVERTISING EXPENSES              Account 930.1    29
    MISCELLANEOUS GENERAL EXPENSES            Account 930.2    30
    RENTS                                     Account 931      31
    TAXES OTHER THAN INCOME TAXES             Account 408      32
    DONATIONS                                 Account 426.1    33
    OTHER DEDUCTIONS                          Account 426.5    34
    NOTES TO STATEMENT OF INCOME              Schedule XVIII   35

  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

                                                             Page
                                                            Number

  Description of Reports or Statements


     ORGANIZATION CHART                                       36


     METHODS OF ALLOCATION                                    37


     ANNUAL STATEMENT OF COMPENSATION FOR USE OF

     CAPITAL BILLED                                           38


     SIGNATURE CLAUSE                                         39

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                                                               4
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                 SCHEDULE I - COMPARATIVE BALANCE SHEET
Give balance sheet of the company as of December 31 of the current and prior year.

ACCOUNT             ASSETS AND OTHER DEBITS            AS OF DECEMBER 31
                                                      CURRENT       PRIOR
                                                           (In Thousands)
        SERVICE COMPANY PROPERTY
101       Service company property  (Schedule II)    $266,065  $248,898
107       Construction work in progress (Schedule II)     --       --
              Total Property                          266,065   248,898

108       Less accumulated provision for depreciation and
            amortization of service company property
              (Schedule III)                          114,152    92,199
              Net Service Company Property            151,913   156,699

        INVESTMENTS
123       Investments in associate
              companies (Schedule IV)                     --       --
124       Other investments  (Schedule IV)            114,650    87,669
              Total Investments                       114,650    87,669

        CURRENT AND ACCRUED ASSETS
131       Cash                                            105      --
134       Special deposits                                 87        99
135       Working funds                                   271       340
136       Temporary cash investments (Schedule IV)       --        --
141       Notes receivable                                113       111
143       Accounts receivable                             299     7,772
144       Accumulated provision for uncollectible
            accounts                                     --        --
146       Accounts receivable from associate
            companies (Schedule V)                     63,152   109,144
152       Fuel stock expenses undistributed (Schedule VI)--        --
154       Materials and supplies                         --        --
163       Stores expense undistributed (Schedule VII)    --        --
165       Prepayments                                   1,386     1,030
174       Miscellaneous current and accrued
            assets (Schedule VIII)                      4,051      --
              Total Current and Accrued Assets         69,464   118,496

        DEFERRED DEBITS
181       Unamortized debt expense                      3,843     4,499
184       Clearing accounts                                 4      --
186       Miscellaneous deferred debits (Schedule IX)   4,383     5,405
188       Research, development, or demonstration
              expenditures (Schedule X)                  --        --
190       Accumulated deferred income taxes            55,870    59,009
              Total Deferred Debits                    64,100    68,913

              TOTAL ASSETS AND OTHER DEBITS          $400,127  $431,777

Note:   Unamortized Debt Expense includes unamortized loss on reacquired debt of
          $3,843,348 at December 31, 1999 and $4,444,619 at December 31, 1998.

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
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                                                                      5
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                 SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT                 LIABILITIES AND PROPRIETARY CAPTIAL      AS OF DECEMBER 31
                                                                CURRENT       PRIOR
                                                                     (In Thousands)
        PROPRIETARY CAPITAL
201       Common stock issued (Schedule XI)                    $  1,350       $  1,350
211       Miscellaneous paid-in-capital (Schedule XI)               --             --
215       Appropriated retained earnings (Schedule XI)              --             --
216       Unappropriated retained earnings (Schedule XI)            --             --
              Total Proprietary Capital                           1,350          1,350

        LONG-TERM DEBT
223       Advances from associate companies (Schedule XII)         1,100         1,100
224       Other long-term debt (Schedule XII)                     60,000        65,000
225       Unamortized premium on long-term debt                     --             --
226       Unamortized discount on long-term debt-debit              --       --
              Total Long-term Debt                                61,100        66,100

        OTHER NONCURRENT LIABILITIES
227       Obligations under capital leases - Noncurrent           47,745        50,947
224.6     Other                                                   91,432        81,125
              Total Other Noncurrent Liabilities                 139,177       132,072

        CURRENT AND ACCRUED LIABILITIES
231       Notes payable                                           39,900        40,111
232       Accounts payable                                        11,771         8,268
233       Notes payable to associate companies
            (Schedule XIII)                                          --            --
234       Accounts payable to associate companies
            (Schedule XIII)                                       14,813        37,841
236       Taxes accrued                                               16         5,347
237       Interest accrued                                           776           399
238       Dividends declared                                         --            --
241       Tax collections payable                                    457         2,745
242       Miscellaneous current and accrued liabilities
            (Schedule XIII)                                       68,415        74,492
243       Obligations under capital leases - Current              21,144        18,597
              Total Current and Accrued Liabilities              157,292       187,800

        DEFERRED CREDITS
253       Other deferred credits                                   9,030        12,196
255       Accumulated deferred investment tax credits                953         1,003
              Total Deferred Credits                               9,983        13,199

282     ACCUMULATED DEFERRED INCOME TAXES                         31,225        31,256

              TOTAL LIABILITIES AND PROPRIETARY CAPITAL         $400,127      $431,777

Note: Long-term debt includes $2,000,000 due within one year at December 31, 1999
      and $5,000,000 at December 31, 1998 (See note 7, Schedule XIV).   Other  Other
      noncurrent liabilities includes amounts due within one year of $849,937 at
      December 31, 1999 and $825,635 at December 31, 1998.

                                                                       6
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                 SCHEDULE II - SERVICE COMPANY PROPERTY

                              BALANCE AT              RETIREMENTS  OTHER        BALANCE AT
                             BEGINNING  ADDITIONS     OR           CHANGES 1/   CLOSE OF
DESCRIPTION                    OF YEAR                SALES                     YEAR
                                                   (In Thousands)

SERVICE COMPANY PROPERTY
Account

301 ORGANIZATION              $   --    $  --         $   --       $  --        $   --

303 MISCELLANEOUS
    INTANGIBLE PLANT              --       --             --          --            --

304 LAND AND LAND RIGHTS       5,108       --             --          --          5,108


305 STRUCTURES AND
    IMPROVEMENTS             140,719       --             --          --         140,719

306 LEASEHOLD IMPROVEMENTS       580                      --                         580

307 EQUIPMENT 2/                  --       --             --          --             --

308 OFFICE FURNITURE AND
    EQUIPMENT                  1,019       --             --          --            1,019

309 AUTOMOBILES, OTHER
    VEHICLES AND RELATED
    GARAGE EQUIPMENT             --        --             --           --             --

310 AIRCRAFT AND AIRPORT
    EQUIPMENT                    --        --             --           --             --

311 OTHER SERVICE COMPANY
     PROPERTY 3/             101,472   17,607         (8,597)       8,157          118,639

         SUB-TOTAL           248,898   17,607         (8,597)       8,157          266,065


107 CONSTRUCTION WORK IN
     PROGRESS 4/               --         --              --           --             --


        TOTAL               $248,898  $17,607        $(8,597)      $8,157         $266,065

1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

    Transfers of leased property from associate companies.

                                                                       7
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999

                         SCHEDULE II - CONTINUED

2/  SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE COMPANY
    SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
    THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                         BALANCE AT
                 SUBACCOUNT DESCRIPTION                      ADDITIONS  CLOSE OF YEAR


    None

                                                                       8
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999



                              SCHEDULE III
                 ACCUMULATED PROVISION FOR DEPRECIATION
              AND AMORTIZATION OF SERVICE COMPANY PROPERTY


                 BALANCE AT   ADDITIONS          OTHER CHANGES   BALANCE AT
DESCRIPTION      BEGINNING     CHARGED    RETIREMENTS  ADD (DEDUCT)     CLOSE OF
                  OF YEAR         TO                         1/           YEAR
                               ACCT. 403/404
Account                                      (In Thousands)
301  ORGANIZATION      $  --         $  --       $  --         $  --        $   --

303  MISCELLANEOUS
     INTANGIBLE
     PLANT                --            --          --            --            --

304  LAND AND LAND
     RIGHTS               --            --          --            --            --

305  STRUCTURES AND
     IMPROVEMENTS       59,656         3,960        --            --          63,616

306  LEASEHOLD
     IMPROVEMENTS          322           135        --            --             457

307  EQUIPMENT            --            --          --            --            --

308  OFFICE
     FURNITURE AND
     FIXTURES              309            37        --            --             346

309  AUTOMOBILES,
     OTHER VEHICLES
     AND RELATED
     GARAGE EQUIPMENT     --            --          --            --            --

310  AIRCRAFT AND
     AIRPORT EQUIPMENT    --            --          --            --            --

311  OTHER SERVICE
     COMPANY PROPERTY   31,912        17,821        --            --          49,733


           TOTAL       $92,199       $21,953     $  -0-         $ -0-        $114,152

1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

          Not Applicable

                                                                      9
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.

              Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

              Under Account 136, "Temporary Cash Investments", list each investment separately.

                                              BALANCE AT    BALANCE AT
    D E S C R I P T I O N                     BEGINNING           CLOSE
                                                       OF YEAR           OF YEAR
                                                      (In Thousands)

  ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES


          None




  ACCOUNT 124 - OTHER INVESTMENTS

          Cash Surrender Value of Life
            Insurance Policies (net of policy
            loans and accrued interest)        $11,058      $ 11,977
          Umbrella Trust                        40,858        64,755
          Notes Receivable Constructive
            Marketing Program                      168           135
          Other Investments 1991-1996
            COLI Tax & Interest                 35,585        37,783
              Sub-Total Other Investments       87,669       114,650





  ACCOUNT 136 - TEMPORARY CASH INVESTMENTS



                                      TOTAL   $87,669         $114,650

                                                                 10
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


        SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                  BALANCE AT    BALANCE AT
           D E S C R I P T I O N                  BEGINNING     CLOSE
                                                    OF YEAR     OF YEAR
  ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM                (In Thousands)
                ASSOCIATE COMPANIES
    Associate Companies
    AEP Communications, Inc.                       $    53   $      41
    AEP Communications, LLC                            725       1,020
    AEP Delaware Investments Co.II (formerly AEP
      Resources Delaware, Inc.)                          1           3
    AEP Energy Management, LLC                        --           195
    AEP Energy Services, Inc.                          939         --
    AEP Generating Company                             353          (4)
    AEP Investments, Inc.                                7         111
    AEP Pushan Power, LDC                               25         137
    AEP Resources, Inc.                              1,006       1,004
    AEP Resources Australia Holdings Pty Ltd          --           148
    AEP Resources Australia Pty., Ltd.                --             3
    AEP Resources Gas Holding Company                   41         634
    AEP Resources International, Limited                 4          10
    AEP Resources Limited                               69         246
    AEP Resources Project Management Company, Ltd.       1        --
    AEP Resources Service Company                      227         363
    AEP Resources Ventures, Inc.                         1        --
    AEPR Global Investments B.V.                         1           1
    American Electric Power Company, Inc.            1,577       4,626
    Appalachian Power Company                       21,707       2,405
    Appalachian/Ohio Power Joint Account (Amos)      7,482      13,412
    Appalachian/Ohio Power Joint Account (Sporn)     3,418       4,234
    Blackhawk Coal Company/Price
         River Coal Company, Inc.                      134         138
    Cardinal Operating Company                         318         503
    Cedar Coal Co.                                    --           (13)
    Central Appalachian Coal Company                     3           3
    Central Coal Company                                 3           4
    Central Ohio Coal Company                          261         296
    Central Operating Company                           14      --
    Columbus Southern Power Company                 24,650       3,805
    Conesville Coal Preparation Company                175         200
     Indiana Franklin Realty, Inc.                    --             1
    Indiana Michigan Power Company                  24,072      13,907
    Indiana Michigan Power/AEP Generating Joint
       Account (Rockport)                              930       1,960
    Indiana Michigan Power
         Company-Water Transportation                1,378       1,941
    Jefferson Island Storage & Hub                    --            50
    Kentucky Power Company                           3,901       4,860
                                       SUB-TOTAL    93,476      56,244
                                                                (Cont'd)
                                                                     10A
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


        SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                  BALANCE AT     BALANCE AT
           D E S C R I P T I O N                  BEGINNING      CLOSE
                                                  OF YEAR        OF YEAR
  ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM                (In Thousands)
                ASSOCIATE COMPANIES
        Sub-Total Brought Forward                   93,476    56,244

    Kingsport Power Company                            755       781
    LIG Chemical Company                              --           1
    LIG Liquids Company, L.L.C.                          7        65
    Louisana Interstate Gas Company, L.L.C.             10       130
    Ohio Power Company                              12,023     2,408
    Ohio Power Company-Cook Coal Terminal              516       744
    Ohio Power Company (Gavin)                         131       --
    Simco Inc.                                           1         2
    Southern Appalachian Coal Company                    5         6
    Southern Ohio Coal Company - Martinka             --          15
    Southern Ohio Coal Company - Meigs               1,419     1,635
    Tuscaloose Pipeline Company                       --           1
     West Virginia Power Company                         1         1
    Wheeling Power Company                              75       503
    Windsor Coal Company                               388       616
     Statutory Subsidiaries
    Indiana-Kentucky Electric Corporation              145        --
    Ohio Valley Electric Corporation                   192        --

                                       TOTAL      $109,144   $63,152

  ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
                                                               TOTAL
                                                              PAYMENTS
    BY COMPANY:                                             (In Thousands)
    Associate Companies
    AEP Communications, LLC                                  $     20
    AEP Energy Services, Inc.                                     387
    AEP Generating Company                                         25
    AEP Pushan Power, LDC                                           6
    AEP Resources, Inc.                                            96
    AEP Resources Australia Holdings Pty., Ltd.                    17
    AEP Resources Gas Holding Company                              10
    AEP Resources Service Company                                 325
    American Electric Power Company, Inc.                           9
    Appalachian Power Company                                 137,744
    Appalachian/Ohio Power Joint Account (Amos)                   331
    Appalachian/Ohio Power Joint Account (Sporn)                  221
    Blackhawk Coal Company                                          1
    Cardinal Operating Company                                    299
                                     SUB-TOTAL PAYMENTS       139,491

                                                                (Cont'd)
           10B
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


        SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                  BALANCE AT   BALANCE AT
           D E S C R I P T I O N                  BEGINNING    CLOSE
                                                   OF YEAR     OF YEAR
  ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:           TOTAL
                                                               PAYMENTS
                                                          (In Thousands)
      Sub-Total Brought Forward                               139,491

    Cedar Coal Co.                                                  9
    Central Ohio Coal Company                                   1,334
    Columbus Southern Power Company                           185,309
    Conesville Coal Preparation Company                             4
    Indiana Michigan Power Company                             84,564
    Indiana Michigan Power/AEP Generating
                Joint Account (Rockport)                          208
    Indiana Michigan Power Company-Water Transportation           676
    Kentucky Power Company                                      3,229
    Kingsport Power Company                                       517
    LIG Liquids Company, L.L.C.                                    11
    Louisana Interstate Gas Company, L.L.C.                       380
    Ohio Power Company                                         40,389
    Ohio Power Company - Cook Coal Terminal                        33
    Southern Appalachian Coal Company                               1
    Southern Ohio Coal Company-Meigs                            3,859
    Wheeling Power Company                                        426
    Windsor Coal Company                                          246

                                TOTAL PAYMENTS               $460,686

FOR:
Interchange Power Pool and Transmission Agreements                $363,120
Insurances                                                          42,336
Employee Benefit Plans                                              51,765
Membership Dues                                                        203
Trustee Fees                                                         1,047
Educational Programs                                                   125
Consulting Fees                                                        352
ECAR Assessment                                                        687
Telephone Services                                                     223
Miscellaneous                                                          828

                                            TOTAL PAYMENTS        $460,686

                                                                      11
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


             SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.
_____________________________________________________________________________________
     D E S C R I P T I O N                           LABOR    EXPENSES   TOTAL
                                                      (In Thousands)
ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED

Associate Companies
Appalachian Power Company                             $  384   $  263  $  647
Appalachian/Ohio Power Joint Account (Amos)              200      140     340
Appalachian/Ohio Power Joint Account (Sporn)              94       67     161
Cardinal Operating Company                               185      131     316
Columbus Southern Power Company                          300      214     514
Indiana Michigan Power Company                           122       87     209
Indiana Michigan Power/AEP Generating Joint
  Account (Rockport)                                     371      267     638
Kentucky Power Company                                   149      103     252
Ohio Power Company                                       616      446   1,062


                                             TOTAL    $2,421   $1,718  $4,139

SUMMARY:  Managerial, engineering, technical and administrative services rendered to
          AEP System coal mining companies, and coal procurement services rendered to
          AEP System generating companies and other similar services.

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
                                                                      12
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


               SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

        D E S C R I P T I O N                     LABOR    EXPENSES   TOTAL
                                                      (In Thousands)
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED

Associate Companies
AEP Energy Services, Inc.                     $  105    $   71    $  176
AEP Resources Service Company                   --           1         1
Appalachian Power Company                        867     1,026     1,893
Appalachian/Ohio Power Joint Account (Amos)        2        28        30
Appalachian/Ohio Power Joint Account (Sporn)       5        51        56
Cardinal Operating Company                         7        69        76
Columbus Southern Power Company                  603       555     1,158
Indiana Michigan Power Company                   666       675     1,341
Indiana Michigan Power/AEP Generating
  Joint Account (Rockport)                         2        28        30
Kentucky Power Company                           197       214       411
Kingsport Power Company                           46        47        93
Ohio Power Company                             1,046     1,098     2,144
Wheeling Power Company                            39        30        69


                                TOTAL         $3,585    $3,893    $7,478

                                                                      13
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                              SCHEDULE VIII
                MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                                 BALANCE AT       BALANCE AT
       D E S C R I P T I O N                      BEGINNING       CLOSE
                                                    OF YEAR       OF YEAR
                                                       (In Thousands)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
              ACCRUED ASSETS
    Supplemental Pension Minimum Liability          $--            $3,362
    Accrual Adjustments                              --               689


                                     TOTAL          $-0-           $4,051

                                                                      14
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


               SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                  BALANCE AT     BALANCE AT
               D E S C R I P T I O N              BEGINNING      CLOSE
                                                   OF YEAR       OF YEAR
                                                       (In Thousands)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS
    Regulatory Asset-Postretirement Benefits        $1,297      $  973
    Regulatory Asset-Postemployment Benefits         2,572       2,478
    Regulatory Asset-Taxes                              (4)        237
    Unbilled Charges                                 1,540         695



                                        TOTAL       $5,405      $4,383

                                                                      15
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                               SCHEDULE X
           RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

     D E S C R I P T I O N                                      AMOUNT
                                                          (In Thousands)
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
              EXPENDITURES

    Transmission & Distribution                                 $1,050
    Steam Power                                                    348
    Maintenance of Boiler Plant                                     10
    Fuel                                                            47
    General Activities                                             316
     Hydro Generation                                                1


                                                       TOTAL     $1,772

                                                                                          16
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1999


                              SCHEDULE XI - PROPRIETARY CAPITAL

                                          NUMBER OF    PAR OR STATED   OUTSTANDING CLOSE OF PERIOD
 ACCOUNT NUMBER          CLASS OF STOCK     SHARES     VALUE
                                          AUTHORIZED   PER SHARE       NO. OF SHARES  TOTAL AMOUNT
      201             COMMON STOCK ISSUED   20,000      $100             13,500       $1,350,000

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


                   D E S C R I P T I O N                                                            AMOUNT


 ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL

              None

 ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS

              None

                                                                                     TOTAL          $ -0-
INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of
               Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                    BALANCE AT          NET INCOME          BALANCE AT
                   D E S C R I P T I O N            BEGINNING     OR    DIVIDENDS    CLOSE
                                                                OF YEAR     (LOSS)      PAID        OF YEAR

 ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS

              None

                                                     TOTAL       $ -0-       $ -0-      $ -0-       $ -0-

                                                                                                      17
                 ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                             For the Year Ended December 31, 1999


                                 SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long-
               term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                         TERMS OF OBLIG    DATE                       BALANCE AT  ADDITIONS DEDUCTIONS BALANCE AT
N A M E   O F            CLASS & SERIES     OF      INTEREST   AMOUNT  BEGINNING                 1/       CLOSE
C R E D I T O R          OF OBLIGATION   MATURITY     RATE   AUTHORIZED OF YEAR                          OF YEAR
                                                         (In Thousands)
ACCOUNT 223 - ADVANCES
  FROM ASSOCIATE COMPANIES:
   Advance on Open Account
     American Electric Power
       Company, Inc.                                   NONE  $ 1,100   $  1,100    $ --        $ --       $ 1,100

ACCOUNT 224 - OTHER LONG-
  TERM DEBT:
  Connecticut Bank & Trust Company
     (as Trustee),
     --Series D Mortgage Notes          12/15/99      9.000  20,000      2,500      --         2,500        --
     --Series E Mortgage Notes          12/15/08      9.600  70,000     52,500      --         2,500      50,000
   Suntrust Bank                        10/14/03      6.355  10,000     10,000      --         --         10,000




                                                 Sub-Total   100,000     65,000      --         5,000      60,000

                                                      TOTAL  $101,100    $66,100   $ -0-       $5,000     $61,100

1/ GIVE AN EXPLANATION OF DEDUCTIONS:     Loan payments.  See Note 7, Schedule XIV, for further explanation of dates of maturity.

                                                                      18
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


             SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                  BALANCE AT       BALANCE AT
     D E S C R I P T I O N                        BEGINNING        CLOSE
                                                    OF YEAR       OF YEAR
                                                         (In Thousands)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES
            None
                                         TOTAL     $  -0-        $  -0-

                                                       (In Thousands)
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
              COMPANIES
    American Electric Power Company, Inc.          $  --       $    12
    American Electric Power Service Corporation       --           329
    AEP Energy Services, Inc.                         --         2,808
    Appalachian Power Company                          418        (427)
    Cedar Coal Co.                                    --             3
    Columbus Southern Power Company                     15        (194)
    Indiana Michigan Power Company                    --         1,177
    Kentucky Power Company                           4,030       1,244
    Ohio Power Company                              33,363       9,873
    Southern Ohio Coal Company                           7          (8)
    Miscellaneous - 7 items in 1998; 5 items in 1999     8          (4)

                                         TOTAL     $37,841     $14,813
                                                       (In Thousands)
ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES
    Accrued Vacation Pay                           $19,805     $23,198
    Accrued Incentive Pay                           51,056      30,061
    Accrued Workers' Compensation                       69         148
    Payroll Withholdings                               273       1,342
    Accrued Rent on John E. Dolan
         Engineering Laboratory                      1,099         835
    Accrued Rent on Personal Property                  812         221
    Accrued Rent for Office Space at Market Square,
      Washington, D.C.                                  60         209
    Group Medical Plan                                 270         --
    Real Estate & Personal Property Taxes              846         212
    Real Estate Taxes                                  202         --
    Accrued Deferred Compensation Benefits            --           850
    Control Payroll Disbursement Accounts             --           775
    Control Cash Disbursement Accounts                --         9,937
    Severance Accrual                                 --           627





                                          TOTAL     $74,492    $68,415

                                                                 19
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                For the Year Ended December 31, 1999


                            SCHEDULE XIV
                   NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the
                 end of the year.  Notes relating to financial
               statements shown elsewhere in this report may be
               indicated here by reference.


     1. SIGNIFICANT ACCOUNTING POLICIES:

        Organization

        American Electric Power Service Corporation (the Company or AEPSC) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company provides certain managerial and profes-sional services including administrative and engineering ser-vices to the affiliated companies in the American Electric Power (AEP) System and periodically to unaffiliated companies.

        Regulation and Basis of Accounting

        As a subsidiary of AEP Co., Inc., AEPSC is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935
     Act).

        The Company's accounting conforms to the Uniform System of Accounts for Mutual and Subsidiary Service Companies prescribed by the SEC pursuant to the 1935 Act. As a cost-based rate-regulated entity, AEPSC's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), the financial statements include regulatory assets (deferred expenses) and regulatory liabilities (deferred revenues) recorded in accordance with regulatory actions to match expenses and revenues in cost-based rates. Regulatory assets are expected to be recovered in future periods through billings to affiliated companies and regulatory liabilities are expected to reduce future billings. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71. Among other things application of SFAS 71 requires that the Company's billing rates be cost-based regulated. In the event a portion of the Company's business were to no longer meet


                                                            (Cont'd)
                                                                 19A
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                For the Year Ended December 31, 1999


                            SCHEDULE XIV
                   NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the
                 end of the year.  Notes relating to financial
               statements shown elsewhere in this report may be
               indicated here by reference.


     those requirements, net regulatory assets would have to be written off for that portion of the business and long-term assets would have to be tested for possible impairment.

        Recognized regulatory assets and liabilities are comprised of the following:

                                                December 31,
                                               1999       1998
     Regulatory Assets:                       (In Thousands)
        Unamortized Loss on Reacquired
           Debt............................  $3,796     $4,445
        Postretirement Benefits...........     973      1,297
        Postemployment Benefits...........   2,478      2,572
          Total Regulatory Assets.........  $7,247     $8,314

     Regulatory Liabilities:
        Deferred Amounts Due to
           Affiliates for Income
           Tax Benefits....................  $7,231     $7,291
        Deferred Investment Tax Credits...     953      1,004
          Total Regulatory Liabilities....  $8,184     $8,295

        Use of Estimates

        The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

        Income and Expenses

        Services rendered to both affiliated and unaffiliated com-panies are provided at cost. The charges for services include no compensation for the use of equity capital, all of which is furnished by AEP Co., Inc. The costs of the services are determined on a direct charge basis to the extent practicable and on reasonable bases of proration for indirect costs.




                                                            (Cont'd)
                                                                 19B
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                For the Year Ended December 31, 1999


                            SCHEDULE XIV
                   NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the
                 end of the year.  Notes relating to financial
               statements shown elsewhere in this report may be
               indicated here by reference.


     Income Taxes

        The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in billings, (that is, deferred taxes are not included in the cost of determining regulated billings for services), deferred income taxes are recorded and related regulatory assets and liabilities are established in accordance with SFAS 71.

     Investment Tax Credits

        Investment tax credits have been accounted for under the flow-through method unless they have been deferred in accord-ance with regulatory treatment. Investment tax credits that have been deferred are being amortized over the life of the related investment.

        Property

        Property is stated at original cost. Land, structures and structural improvements are generally subject to first mortgage liens. Depreciation is provided on a straight-line basis over the estimated useful lives of the property.

        Investments

        Investments include the cash surrender value of corporate owned life insurance (COLI) policies net of policy loans and interest accrued on the loans plus payments of disputed taxes and interest related to COLI (see Note 2).

        Debt

        With SEC staff approval, gains and losses on reacquired debt are deferred and amortized over the term of the replacement debt.

                                                            (Cont'd)
                                                                 19C
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

               For the Year Ended December 31, 1999


                            SCHEDULE XIV
                   NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the
                 end of the year.  Notes relating to financial
               statements shown elsewhere in this report may be
               indicated here by reference.


        Debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

        Comprehensive Income

        There were no material differences between net income and comprehensive income.

     2. COMMITMENTS AND CONTINGENCIES:

        Litigation

        The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's COLI program should not be allowed. As a result of a suit filed by the Company in US District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96. A disallowance of the COLI interest deductions through December 31, 1999 would increase expenses by $38 million which would be billed to affiliated companies.

        The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-98 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the balance sheet in investments pending the resolution of this matter.
        The Company is seeking refunds through litigation of all amounts paid plus interest.

        In order to resolve this issue, the Company filed suit against the United States in the US District Court for the Southern District of Ohio in March 1998. In 1999 a U.S. Tax Court judge decided in the Winn-Dixie Stores v. Commis-sioner case that a corporate taxpayer's COLI interest deductions should be disallowed. Notwithstanding the

                                                            (Cont'd)

                                                                 19D
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

               For the Year Ended December 31, 1999


                            SCHEDULE XIV
                   NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the
                 end of the year.  Notes relating to financial
               statements shown elsewhere in this report may be
               indicated here by reference.


     decision in Winn-Dixie, management has made no provision for any possible adverse impact from this matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, the disallowance of taxes and interest attribut-
        able to COLI would be recovered through billings to affiliated companies.

        The Company is involved in a number of other legal pro-ceedings and claims. While management is unable to predict the outcome of litigation, any potential liability which may result therefrom would be recoverable from affiliated companies.

     3. BENEFIT PLANS:

        The Company and its subsidiaries participate in the AEP System qualified pension plan, a defined benefit plan which covers all employees. Net pension costs for the years ended December 31, 1999 and 1998 were $3.6 million and $6.3 million, respectively.

           Postretirement Benefits Other Than Pensions are provided for retired employees for medical and death benefits under an AEP System plan. The annual accrued costs were $13.8 million in 1999 and $9.7 million in 1998.

        A defined contribution employee savings plan required that the Company make contributions to this plan totaling $6.2 million in 1999 and $5.5 million in 1998.

  4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

        The carrying amount of cash, accounts receivable and accounts payable approximates fair value because of the short-term maturities of these instruments. At December 31, 1999 and 1998 the fair value of long-term debt, excluding advances from Parent Company, was $69 million and $68 million, respectively, based on quoted market prices for similar issues and the current interest rates offered for debt of the same

                                                            (Cont'd)

                                                                 19E
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                For the Year Ended December 31, 1999


                            SCHEDULE XIV
                   NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the
                 end of the year.  Notes relating to financial
               statements shown elsewhere in this report may be
               indicated here by reference.


     remaining maturities. The carrying amount for long-term debt, excluding advances from Parent Company, was $60 million and $65 million at December 31, 1999 and 1998, respectively.

        The Company is subject to market risk as a result of changes in interest rates primarily due to short-term and long-term borrowings used to fund its business operations. The debt portfolio has fixed and variable interest rates with terms from one day to nine years at December 31, 1999. A near term change in interest rates should not materially affect results of operations or financial position since the Company would not expect to liquidate its entire debt portfolio in a one year holding period.

     5. FEDERAL INCOME TAXES:

           The details of federal income taxes as reported are as
     follows:
                                            Year Ended December 31,
                                            1999              1998
                                                (In Thousands)
        Current (net)...................  $(5,906)         $10,842
        Deferred (net)..................    3,048          (14,620)
        Deferred Investment Tax Credits
           (net)........................      (51)             (50)
          Total Federal Income Tax
             Credit.....................  $(2,909)         $(3,828)

           Federal income taxes as reported are different than the pre-tax book loss multiplied by the statutory federal income tax rate predominantly due to non-taxable income related to corporate owned life insurance.










                                                            (Cont'd)
                                                               19F
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1999


                            SCHEDULE XIV
                   NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the
                 end of the year.  Notes relating to financial
               statements shown elsewhere in this report may be
               indicated here by reference.


        The following tables show the elements of the net deferred tax asset and the significant temporary differences giving rise to such deferrals:
                                                   December 31,
                                                  1999      1998
                                                  (In Thousands)
      Deferred Tax Assets..................... $ 55,870   $ 58,748
      Deferred Tax Liabilities................  (31,225)   (30,995)
        Net Deferred Tax Assets............... $ 24,645   $ 27,753

      Property Related Temporary Differences.. $(25,104)  $(26,367)
      Accrued Pension Expense.................   17,809     16,230
     Accrued Vacation Pay....................    7,419      7,017
      Deferred and Accrued Compensation.......    9,386     20,170
      Amounts Due to Affiliates for
        Future Income Tax.....................    2,380      2,471
      All Other (net).........................   12,755      8,232
        Net Deferred Tax Assets............... $ 24,645   $ 27,753

        The Company joins in the filing of a consolidated federal income tax return with its affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses utilized to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

        The AEP System has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently being audited by the IRS. With the exception of interest deductions related to AEP's corporate owned life insurance program, which are discussed under the heading, Litigation, in Note 2, management is not aware of any issues for open tax years that upon final res-olution are expected to have a material adverse effect on results of operations.
                                                            (Cont'd)
                                                                  19G
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1999


                            SCHEDULE XIV
                   NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the
                 end of the year.  Notes relating to financial
               statements shown elsewhere in this report may be
               indicated here by reference.


  6. LEASES:

           Leases of structures, improvements, office furniture and miscellaneous equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

        The components of rental costs are as follows:

                                                   December 31,
                                                1999         1998
                                                 (In Thousands)
        Lease Payments on Operating
          Leases.........................    $ 14,117    $ 11,373
        Amortization of Capital Leases...      22,864      18,183
        Interest on Capital Leases.......       6,184       5,058
            Total Lease Rental Costs.....    $ 43,165    $ 34,614

           Property under capital leases and related obligations recorded on the Balance Sheets are as follows:

                                                   December 31,
                                                1999         1998
                                                 (In Thousands)
     Property Under Capital Leases:
       Structures and Improvements.......... $ 11,750    $ 11,750
       Office Furniture and Miscellaneous
         Equipment..........................  106,860      89,699
          Total Property Under Capital Leases  118,610     101,449
     Accumulated Amortization...............   49,721      31,905
       Net Property Under Capital
         Leases............................. $ 68,889    $ 69,544
     Obligations Under Capital Leases: *
        Noncurrent Liability................. $ 47,745    $ 50,947
        Liability Due Within One Year........   21,144      18,597

         Total Capital Lease Obligations.... $ 68,889    $ 69,544



                                                            (Cont'd)

                                                                 19H
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1999


                            SCHEDULE XIV
                   NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the
                 end of the year.  Notes relating to financial
               statements shown elsewhere in this report may be
               indicated here by reference.


        * Represents the present value of future minimum lease payments.

        Property under operating leases and related obligations are not included in the Balance Sheets.

           Future minimum lease payments for capital leases consisted of the following at December 31, 1999:
                                                         Capital
                                                         Leases
                                                     (In Thousands)
        2000........................................... $25,661
        2001...........................................  20,312
        2002...........................................  13,515
        2003...........................................   7,565
        2004...........................................   3,920
        Later Years....................................  17,975
        Total Future Minimum Lease
          Rentals......................................  88,948
        Less Estimated Interest Element................  20,059
        Estimated Present Value of Future
          Minimum Lease Rentals........................ $68,889

        Future minimum lease payments for noncancellable operating leases were not material at December 31, 1999.

     7. LONG-TERM DEBT:

           Long-term debt was outstanding as follows:
                                                    December 31,
                                   Interest       1999      1998
                                     Rate         (In Thousands)
     Notes Payable to Banks:
        Due October 2003..........  6.355%     $10,000    $10,000
     Mortgage Notes:
        Series D..................  9.00%         --        2,500
        Series E(a)...............  9.60%       50,000     52,500
     Advances from Parent Company.   (b)         1,100      1,100
                                                 61,100     66,100
     Less Portion Due Within One Year            2,000      5,000
                Total......................     $59,100    $61,100

                                                            (Cont'd)

                                                                 19I
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1999


                            SCHEDULE XIV
                   NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the
                 end of the year.  Notes relating to financial
               statements shown elsewhere in this report may be
               indicated here by reference.


     (a) Due in annual installments of $2,000,000 until 2007 and the balance in December 2008.
     (b) The advances from parent company are non-interest bearing and have no due date.

              Long-term debt outstanding at December 31, 1999 is payable as follows:
                                                        Principal
                                                       Amount
                                                  (In Thousands)
        2000......................................    2,000
        2001......................................    2,000
        2002......................................    2,000
        2003......................................   12,000
        2004......................................    2,000
        Later Years...............................   41,100
          Total...................................  $61,100

     The weighted average interest rate for Short-term Debt - Notes Payable is 6.36% at December 31, 1999.

     8. SEGMENT INFORMATION:

           Effective December 31, 1998 the Company adopted SFAS 131, "Disclosure about Segments of an Enterprise and Related Information". The Company has one reportable segment. The Company provides certain managerial and professional services including administrative and engineering services. For the years ended December 31, 1999, 1998 and 1997, all of the
        Company's revenues are derived from managerial and profess-ional services including administrative and engineering services in the United States.

                                                                     20
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                               SCHEDULE XV
                                 STATEMENT OF INCOME

ACCOUNT            D E S C R I P T I O N                   CURRENT YEAR   PRIOR YEAR
                                                                 (In Thousands)
        INCOME
457       Services rendered to associate companies           $568,780     $564,888
458       Services rendered to nonassociate
            companies                                           2,319          912
421       Miscellaneous income or loss                            259          342
                       Total Income                           571,358      566,142


        EXPENSE
920       Salaries and wages                                  279,819      297,039
921       Office supplies and expenses                         62,815       44,433
922       Administrative expense transferred - credit               1       (1,072)
923       Outside services employed                           107,153       98,547
924       Property insurance                                       54           67
925       Injuries and damages                                  2,376        1,371
926       Employee pensions and benefits                       42,704       49,225
928       Regulatory commission expense                             1         --
930.1     General advertising expenses                              3         --
930.2     Miscellaneous general expenses                          586        3,120
931       Rents                                                39,464       34,199
932       Maintenance of structures and equipment               4,713        4,641
403       Depreciation and amortization expense                 4,132        4,151
408       Taxes other than income taxes                        19,260       21,114
409       Income taxes                                         (5,906)      13,046
410       Provision for deferred income taxes                  40,484       17,955
411       Provision for deferred income taxes - credit        (37,436)     (32,575)
411.5     Investment tax credit                                   (51)         (50)
426.1     Donations                                             1,419        1,487
426.5     Other deductions                                        877        1,880
427       Interest on long-term debt                            6,547        6,266
430       Interest on debt to associate companies                  --         --
431       Other interest expense                                2,343        1,298
                         Total Expense                        571,358      566,142


                       Net Income or (Loss)                  $  -0-         $  -0-

                                                                      21
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                           ANALYSIS OF BILLING
                           ASSOCIATE COMPANIES
                               ACCOUNT 457

                                         DIRECT    INDIRECT   COMPENSATION     TOTAL
NAME OF ASSOCIATE COMPANY                 COSTS      COSTS     FOR USE OF     AMOUNT
                                         CHARGED    CHARGED      CAPITAL      BILLED
                                          457-1      457-2        457-3
                                                        (In Thousands)
Associate Companies
AEP Communications, Inc.               $    481    $    33      $    6      $    520
AEP Communications, LLC                   4,952      1,069          18         6,039
AEP Delaware Investments Company II           3          1        --               4
AEP Energy Management, LLC                  674         36        --             710
AEP Energy Services, Inc.                17,429      1,111          36        18,576
AEP Generating Company                    2,790        324          21         3,135
AEP Investments, Inc.                       264         42        --             305
AEP Pushan Power, LDC                       429         66        --             495
AEP Resources, Inc.                      10,969      1,574          60        12,603
AEP Resources Australia                       1          2        --               3
AEP Resources Australia Holding              (5)         5        --            --
AEP Resources Gas Holding Company           544         37        --             582
AEP Resources International, Limited         43          3        --              46
AEP Resources Limited                       149         27           1           177
AEP Resources Project Mgmt. Co., Ltd.         4          1        --               5
AEP Resources Service Company             1,605        271          12         1,888
American Electric Power Company, Inc.    20,559      2,883          77        23,519
Appalachian Power Company               113,385     13,843         702       127,930
Appalachian/Ohio Power Joint
  Account (Amos)                         11,629      1,328          57        13,014
Appalachian/Ohio Power Joint
  Account (Sporn)                         6,321        588          32         6,941
Blackhawk Coal Company                        8          3        --              11
Cardinal Operating Company                6,181        758          42         6,981
Cedar Coal Co.                               17          3        --              20
Central Appalachian Coal Company              2          1        --               3
Central Coal Company                          2       --          --               2
Central Ohio Coal Company                 1,538        273           9         1,820
Columbus Southern Power Company          66,962      7,816         413        75,191
Conesville Coal Preparation Company         365         63           3           431
Indiana Michigan Power Company           77,702      8,738         455        86,895
Indiana Michigan Power-
  Water Transportation                      717        103           5           825
Indiana Michigan Power/AEP Generating
  Joint Account (Rockport)                5,905        804          42         6,751
Jefferson Island Storage & Hub L.L.C.       156          9        --             165
Kentucky Power Company                   24,254      3,108         166        27,529
Kingsport Power Company                   3,880        448          20         4,348
LIG, Inc.                                    11          2        --              12
LIG Chemical Company                          5          1        --               6
LIG Liquids Company, LLC                    142         11        --             153
LIG Pipeline Company                          6       --          --               6

                         SUB-TOTAL      380,079     45,385       2,177       427,641
                                                                (Cont'd)
                                                                     21A
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                           ANALYSIS OF BILLING
                           ASSOCIATE COMPANIES
                               ACCOUNT 457

                                         DIRECT    INDIRECT   COMPENSATION     TOTAL
NAME OF ASSOCIATE COMPANY                 COSTS      COSTS     FOR USE OF     AMOUNT
                                         CHARGED    CHARGED      CAPITAL      BILLED
                                          457-1      457-2        457-3
                                                        (In Thousands)

Sub-Total Brought Forward               380,079     45,385      2,177        427,641

Louisiana Interstate Gas Company, L.L.C.    195         19        --             214
Ohio Power Company                      115,513     13,271         721       129,505
Ohio Power Company-Cook Coal Terminal       533         99           3           635
Simco Inc.                                    1       --          --               1
Southern Appalachian Coal Company             2          1        --               3
Southern Ohio Coal Company                4,222        639          36         4,897
Tuscaloose Pipeline Company                   4       --          --               4
Wheeling Power Company                    3,710        450          20         4,180
Windsor Coal Company                      1,447        222          12         1,681
Unbilled Revenues                            17          2        --              19

                             TOTAL     $505,723    $60,088      $2,969      $568,780

                                                                                          22
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1999


                                     ANALYSIS OF BILLING
                                   NONASSOCIATE COMPANIES
                                         ACCOUNT 458

                                           DIRECT    INDIRECT   COMPENSATION            EXCESS        TOTAL
NAME OF NONASSOCIATE COMPANY                 COST       COST        FOR USE    TOTAL       OR        AMOUNT
                                           CHARGED     CHARGED      CAPITAL    COST    DEFICIENCY     BILLED
                                            458-1       458-2        458-3               458-4
                                                                   (In Thousands)
Ohio Valley Electric Corporation          $  896       $146          $--      $1,042     $--         $1,042
Indiana Kentucky Electric Corporation        811        134           --         945      --            945
Geothermal Heat Pump Consortium              185        --            --         185      --            185
East Central Area Reliability
  Coordination Agreement Power System         (6)       121           --         115      --            115
Cinergy Corporation                           11         10           --          21      --             21
Cincinnati Gas & Electric (Zimmer
    Service Agreement)                        5          1           --           6      --              6
Associated Electric Cooperative, Inc.          4        --            --           4      --              4
Dayton Power and Light Company                (1)         2           --           1      --              1





                                 TOTAL    $1,905       $414          $-0-     $2,319     $-0-        $2,319

INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:

                          Engineering and computer services.

                                                                                          23
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1999

                                        SCHEDULE XVI
                               ANALYSIS OF CHARGES FOR SERVICE
                                     ASSOCIATE AND NONASSOCIATE COMPANIES
                                                 ASSOCIATE COMPANY CHARGES     NONASSOCIATE COMPANY CHARGES
DESCRIPTION OF ITEMS                              DIRECT   INDIRECT           DIRECT     INDIRECT
                                                   COST      COST    TOTAL       COST        COST     TOTAL
                                                                        (In Thousands)
920  SALARIES AND WAGES                        $271,754  $ 6,667  $278,421      $1,356      $ 42     $1,398
921  OFFICE SUPPLIES AND EXPENSES                52,905    9,944    62,849         (85)       51        (34)
922  ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT      240     (195)       45         (51)        7        (44)
923  OUTSIDE SERVICES EMPLOYED                   99,134    7,636   106,770         327        56        383
924  PROPERTY INSURANCE                               1       52        53        --           1          1
925  INJURIES AND DAMAGES                         2,338       25     2,363          13        --         13
926  EMPLOYEE PENSIONS AND BENEFITS              40,623    1,832    42,455         237        12        249
928  REGULATORY COMMISSION EXPENSE                    1     --           1        --          --       --
930.1 GENERAL ADVERTISING EXPENSES                    1        2         3        --          --       --
930.2 MISCELLANEOUS GENERAL EXPENSES                503       83       586        --          --       --
931  RENTS                                       16,378   22,944    39,322        --         142        142
932  MAINTENANCE OF STRUCTURES AND EQUIPMENT      4,713     --       4,713        --          --       --
403  DEPRECIATION AND AMORTIZATION EXPENSE          157    3,936     4,093        --          39         39
408  TAXES OTHER THAN INCOME TAXES               16,988    2,147    19,135         108        17        125
409  INCOME TAXES                                (5,906)    --      (5,906)       --          --       --
410  PROVISION FOR DEFERRED INCOME TAXES         40,484     --      40,484        --          --       --
411  PROVISION FOR DEFERRED INCOME TAXES-CREDIT (37,436)    --     (37,436)       --          --       --
411.5 INVESTMENT TAX CREDIT                         (51)    --         (51)       --          --       --
426.1 DONATIONS                                   1,418        1     1,419        --          --       --
426.5 OTHER DEDUCTIONS                              872        5       877        --          --       --
427  INTEREST ON LONG-TERM DEBT                   1,494    5,006     6,500        --          47         47
431   OTHER INTEREST EXPENSE                      2,340        3     2,343        --          --       --
INSTRUCTION: Total cost of service will equal for
associate and nonassociate companies the total
amount billed under their separate analysis of
billing schedules.
                              TOTAL EXPENSES =   508,951   60,088   569,039       1,905       414      2,319
421   MISCELLANEOUS INCOME                          (259)    --        (259)       --          --       --
                              TOTAL EXPENSES =   508,692   60,088   568,780       1,905       414      2,319
      COMPENSATION FOR USE OF EQUITY CAPITAL =      --       --        --         --          --       --
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES=      --       --        --         --          --       --
                      TOTAL COST OF SERVICE  =  $508,692  $60,088  $568,780      $1,905      $414     $2,319
                                                                                    (Cont'd)

                                                                                         23A
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1999

                                        SCHEDULE XVI
                               ANALYSIS OF CHARGES FOR SERVICE
                                     ASSOCIATE AND NONASSOCIATE COMPANIES
                                                                                   TOTAL CHARGES FOR SERVICE
DESCRIPTION OF ITEMS                                                                DIRECT   INDIRECT
                                                                                     COST      COST    TOTAL
                                                                                         (In Thousands)
920  SALARIES AND WAGES                                                          $273,110  $ 6,709  $279,819
921  OFFICE SUPPLIES AND EXPENSES                                                  52,820    9,995    62,815
922  ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT                                        189     (188)        1
923  OUTSIDE SERVICES EMPLOYED                                                     99,461    7,692   107,153
924  PROPERTY INSURANCE                                                                 1       53        54
925  INJURIES AND DAMAGES                                                           2,351       25     2,376
926  EMPLOYEE PENSIONS AND BENEFITS                                                40,860    1,844    42,704
928  REGULATORY COMMISSION EXPENSE                                                      1     --           1
930.1 GENERAL ADVERTISING EXPENSES                                                      1        2         3
930.2 MISCELLANEOUS GENERAL EXPENSES                                                  503       83       586
931  RENTS                                                                         16,378   23,086    39,464
932  MAINTENANCE OF STRUCTURES AND EQUIPMENT                                        4,713     --       4,713
403  DEPRECIATION AND AMORTIZATION EXPENSE                                            157    3,975     4,132
408  TAXES OTHER THAN INCOME TAXES                                                 17,096    2,164    19,260
409  INCOME TAXES                                                                  (5,906)    --      (5,906)
410  PROVISION FOR DEFERRED INCOME TAXES                                           40,484     --      40,484
411  PROVISION FOR DEFERRED INCOME TAXES-CREDIT                                   (37,436)    --     (37,436)
411.5 INVESTMENT TAX CREDIT                                                           (51)    --         (51)
426.1 DONATIONS                                                                     1,418        1     1,419
426.5 OTHER DEDUCTIONS                                                                872        5       877
427  INTEREST ON LONG-TERM DEBT                                                     1,494    5,053     6,547
431   OTHER INTEREST EXPENSE                                                        2,340        3     2,343

INSTRUCTION: Total cost of service will equal for
associate and nonassociate companies the total
amount billed under their separate analysis of
billing schedules.
                              TOTAL EXPENSES =                                    510,856   60,502   571,358
421   MISCELLANEOUS INCOME                                                           (259)    --        (259)
                              TOTAL EXPENSES =                                    510,597   60,502   571,099
      COMPENSATION FOR USE OF EQUITY CAPITAL =                                        --       --        --
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES=                                        --       --        --
                      TOTAL COST OF SERVICE  =                                   $510,597  $60,502  $571,099

                                                                                          24
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1999

                                        SCHEDULE XVII
                              SCHEDULE OF EXPENSE DISTRIBUTION
                                             BY
                                        DEPARTMENT OR SERVICE FUNCTION
                                                                                         CORPORATE  CORPORATE
D E S C R I P T I O N   O F   I T E M S         TOTAL             ACCOUNTING   CONSUMER  COMMUNI-   DEVELOP-
                                                AMOUNT  OVERHEAD & CONTROLLER  SERVICES  CATIONS    MENT
                                                                        (In Thousands)
920   SALARIES AND WAGES                       $279,819  $ 6,626    $ 12,968 $31,218     $2,993    $10,887
921   OFFICE SUPPLIES AND EXPENSES               62,815    8,542         707   5,667      1,616      2,413
922   ADMINISTRATIVE EXPENSE TRANSFERRED -
        CREDIT                                        1     (188)         20      23          9         39
923   OUTSIDE SERVICES EMPLOYED                 107,153    7,321       2,045   4,904        423      1,671
924   PROPERTY INSURANCE                             54       53        --      --         --         --
925   INJURIES AND DAMAGES                        2,376       25         112     243         29         71
926   EMPLOYEE PENSIONS AND BENEFITS             42,704    1,844       2,705   4,778        529      1,785
928   REGULATORY COMMISSION EXPENSE                   1     --          --      --         --         --
930.1  GENERAL ADVERTISING EXPENSES                   3        2        --      --            1       --
930.2  MISCELLANEOUS GENERAL EXPENSES               586       83          48      63          4       --
931   RENTS                                      39,464    6,085       1,543   8,015        395        293
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT     4,713     --          --      --         --         --
403   DEPRECIATION AND AMORTIZATION EXPENSE       4,132    3,961        --      --         --         --
408   TAXES OTHER THAN INCOME TAXES              19,260    2,024       1,272   2,435        220        494
409   INCOME TAXES                               (5,906)    --          --      --         --         --
410   PROVISION FOR DEFERRED INCOME TAXES        40,484     --          --      --         --         --
411   PROVISION FOR DEFERRED INCOME TAXES -
        CREDIT                                  (37,436)    --          --      --         --         --
411.5  INVESTMENT TAX CREDIT                        (51)    --          --      --         --         --
426.1  DONATIONS                                  1,419        1        --         1          3       --
426.5  OTHER DEDUCTIONS                             877     --             5       8          6          3
427   INTEREST ON LONG-TERM DEBT                  6,547    5,911        --      --         --         --
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES      --       --
431    OTHER INTEREST EXPENSE                     2,343        3        --      --         --         --
INSTRUCTION: Indicate each department or
   service function. (see Instruction 01-3
   General Structure of Accounting System:
   Uniform System of Accounts)

                           TOTAL EXPENSES =    $571,358  $42,293    $21,425  $57,355     $6,228    $17,656

                                                                                          25
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1999

                                        SCHEDULE XVII
                              SCHEDULE OF EXPENSE DISTRIBUTION
                                             BY
                                        DEPARTMENT OR SERVICE FUNCTION
                       D E P A R T M E N T     O R     S E R V I C E     F U N C T I O N
        CORPORATE             ENERGY   ENERGY  ENERGY     ENERGY    ENERGY     ENVIRON-
ACCOUNT PLANNING & CORPORATE  DELIVERY DISTRI- PRICING &  SERV. &   TRANS-     MENTAL     EXECUTIVE FINANCE &
NUMBER  BUDGETING  SERVICES   SUPPORT  BUTION  REG. SVCS. PWR. MKT. MISSION    SERVICES    GROUP    TREASURER
                                                  (In Thousands)
920     $2,712     $ 4,544  $10,418  $ 7,542   $1,888     $36,562   $15,928     $4,087     $10,151   $2,560
921         87      13,632    1,694    1,263      653       2,049     1,338        288       2,470      656
922
             7        (265)      24        5        7          19        10         17          41        9
923      1,703        (270)   1,108    1,950    3,266         922     2,371       (297)     21,621    1,165
924         --          --       --          1     --          --        --         --          --       --
925         28          16      114      106       17          84       171         34         102       27
926      1,148         751    1,514      860    1,209       1,951     1,904        561       1,918    1,246
928         --          --       --       --       --          --        --         --             1     --
930.1       --          --       --       --       --          --        --         --          --       --
930.2       --          --       33        4     --          --          46         15          57      144
931        517         597    4,943      673       58       1,377     1,920        367       3,128       78
932         --       4,713       --       --       --          --        --         --          --       --
403         --         156       --       --       --          --        --         --          --       --
408        241       1,895      773      523      128         627     1,165        213         615      201
409         --          --       --       --       --          --        --         --          --       --
410         --          --       --       --       --          --        --         --          --       --
411
            --          --       --       --       --          --        --         --          --       --
411.5       --          --       --       --       --          --        --         --          --       --
426.1       --          --       --       --       --          --        --         --         1,185     --
426.5       --           6        1       20       (7)       --        --            1         823     --
427         --          --       --       --       --          --        --         --          --        636
430
431         --          --       --       --       --          --        --         --          --      2,336


        $6,443     $25,775  $20,622  $12,947   $7,219     $43,591   $24,853     $5,286     $42,112   $9,058

 (Cont'd)

                                                                          25A
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1999

                                        SCHEDULE XVII
                              SCHEDULE OF EXPENSE DISTRIBUTION
                                             BY
                                        DEPARTMENT OR SERVICE FUNCTION
                       D E P A R T M E N T     O R     S E R V I C E     F U N C T I O N
          FOSSIL              GENERA-               INFORMA-                                    POWER
ACCOUNT   & HYDRO    FUEL     TION      HUMAN       TION TECH-   INTERNAL            NUCLEAR    GENERATION
NUMBER  PRODUCTION   SUPPLY   PROJECTS  RESOURCES   NOLOGY       AUDITS     LEGAL  GENERATION   ENGINEERING
                                                (In Thousands)
920      $4,036     $3,113    $2,320    $13,233     $33,677     $2,688     $3,582     $(117)     $22,404
921         453        296       100      4,101       9,118        139        762       294        1,359
922
              8          5        10         25          77          7         12         1           48
923         284        179       704      1,599      47,728         39      1,010        40        4,873
924        --         --        --         --          --         --         --        --           --
925          31         33        21        404         258         21         34         2          132
926         686      1,194       238      3,309       4,017        397      1,045        46        1,971
928        --         --        --         --          --         --         --        --           --
930.1      --         --        --         --          --         --          -        --           --
930.2      --            6      --           23           6       --           50      --              1
931         312        153        16      2,382       2,066        146        181        26        1,444
932        --         --        --         --          --         --         --        --           --
403        --         --        --         --          --         --         --        --           --
408         332        263       120      1,132       2,434        185        201        (2)       1,229
409        --         --        --         --          --         --         --        --           --
410        --         --        --         --          --         --         --        --           --
411
           --         --        --         --          --         --         --        --           --
411.5      --         --        --         --          --         --         --        --           --
426.1      --           64      --          161        --         --         --        --           --
426.5         4          1      --            1           2       --            3      --           --
427        --         --        --         --          --         --         --        --           --
430
431        --         --        --         --          --         --         --        --           --


         $6,146     $5,307    $3,529    $26,370     $99,383     $3,622     $6,880     $ 290      $33,461

                                                                                   (Cont'd)

                                                                                         25B
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1999

                                        SCHEDULE XVII
                              SCHEDULE OF EXPENSE DISTRIBUTION
                                             BY
                                        DEPARTMENT OR SERVICE FUNCTION
                       D E P A R T M E N T     O R     S E R V I C E     F U N C T I O N
         PROCUREMENT    REGIONAL
ACCOUNT & SUPPLY CHAIN  SERVICES
NUMBER    SERVICES    ORGANIZATION   TAX
              (In Thousands)
920     $3,507        $28,895      $ 1,397
921        180          2,428          510
922
            10             10           11
923         67            (40)         767
924       --             --           --
925         32            215           14
926        560          3,669          869
928       --             --           --
930.1     --             --           --
930.2     --                1            2
931        412          2,177          160
932       --             --           --
403       --               15         --
408        258          2,551       (2,269)
409       --             --         (5,906)
410       --             --         40,484
411
          --             --        (37,436)
411.5     --             --            (51)
426.1     --                4         --
426.5     --             --           --
427       --             --           --
430
431       --             --              4


        $5,026        $39,925      $(1,444)

                                                                      26
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                    DEPARTMENTAL ANALYSIS OF SALARIES
                               ACCOUNT 920

                                     DEPARTMENTAL SALARY EXPENSE            NUMBER
NAME OF DEPARTMENT                     INCLUDED IN AMOUNTS BILLED TO       PERSONNEL
Indicate each department or    TOTAL     PARENT    OTHER        NON         END OF
service function.              AMOUNT   COMPANY  ASSOCIATES  ASSOCIATES      YEAR
                                            (In Thousands)
Service Groups (Overheads)    $  6,709    $   302  $  6,366     $   41         394
Accounting & Controller         12,968        562    12,406       --           284
Consumer Services               31,217        713    30,503          1         774
Corporate Communications         2,993        321     2,672       --            56
Corporate Development           10,883        969     9,913          1         110
Corporate Planning &
  Budgeting                      2,712        335     2,377       --            54
Corporate Services               4,544        170     4,374       --            46
Energy Delivery Support         10,417        518     9,899       --           179
Energy Distribution              7,542        288     7,253          1         103
Energy Pricing & Regulatory
  Services                       1,888        203     1,685       --            27
Energy Services & Power
 Marketing                      36,512        108    36,404       --           132
Energy Transmission             15,928        601    15,260         67         261
Environmental Services           4,087        129     3,925         33          72
Executive Group                 10,151        907     8,823        421         149
Finance & Treasurer              2,560        316     2,234         10          50
Fossil & Hydro Production        4,036        305     3,709         22          54
Fuel Supply                      3,111         42     2,912        157          61
Generation Projects              2,320        132     2,142         46          38
Human Resources                 13,233      1,540    11,693       --           225
Information Technology          33,676      1,594    32,079          3         379
Internal Audits                  2,688        188     2,488         12          44
Legal                            3,582        459     3,117          6          49
Nuclear Generation                (117)      --        (117)      --             2
Power Generation Engineering    22,404         85    21,748        571         227
Procurement & Supply Chain       3,507        230     3,275          2          74
Regional Services Organization  28,871          1    28,866          4         521
Tax                              1,397         52     1,345       --            30


               TOTAL          $279,819    $11,070  $267,351     $1,398       4,395

                                                                      27
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                 RELATIONSHIP
                                                "A"=ASSOCIATE
FROM WHOM PURCHASED                             "NA"=NON         AMOUNT
                                                ASSOCIATE
                                                            (In Thousands)

3X Corporation                                        NA     $    298

  Professional services fees for computer programmers/systems analysts.

ABB Power T&D Company, Inc.                           NA          928

  Professional services fees for creating and installing new software programs and maintenance.

ABS Consulting, Inc.                                  NA          496

  Professional services fees for computer programmers/systems analysts.

AES Acquisition                                        NA         701

  Professional services fees for Transmission Geographic Information System.

Abby Lane/Dana Temporaries, Inc.                       NA         400

  Temporary office help.

Accountemps                                            NA         236

  Temporary office help.

Advanced Programming Resources, Inc.                   NA         190

  Professional services fees for computer programmers/systems analysts.

Aerotek Inc.                                           NA         242

  Temporary office help.

Altra Energy Technologies, Inc.                        NA         134

  Professional services fees for computer software.

America's Registry, Inc.                               NA         345

  Professional services fees for computer programmers/systems analysts.

Analysis Group Economics                               NA         236

  Professional services for AEP Ohio Standard Cost Analysis.

                                                            (Cont'd)
                                                                     27A
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                 RELATIONSHIP
                                                 "A"=ASSOCIATE
FROM WHOM PURCHASED                              "NA"=NON         AMOUNT
                                                 ASSOCIATE
                                                            (In Thousands)

Analysts International Corporation                     NA         492

   Professional services fees for computer programmers/systems analysts.

Applied Performance Technologies, Inc.                 NA         623

  Professional services fees for computer programmers/systems analysts.

ASAP Software Express, Inc.                            NA       1,665

  Personal computer software and license fees.

Aspect Telecommunications Corp                         NA         315

  Professional services fees for creating and installing new software programs and maintenance.

Babcock & Wilcox Construction                          NA         447

  Professional engineering services.

Banctec Service Corp.                                  NA         226

  Professional services fees for computer software and license fees.

Beacon Application Services Corporation                NA         198

  Professional services for management consulting and report writing.

Behavioral Science Technology, Inc.                    NA         220

  Professional consulting services fees for implementation of training for behavior based safety programs.

BMC Software Inc.                                      NA         127

  Professional services fees for computer software and license fees.

Burson-Marsteller                                      NA         409

  Professional services fees for merger communications.

CAP Gemini America                                     NA         553

  Professional services fees for computer programmers/systems analysts.


                                                                (Cont'd)
                                                                    27B
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                RELATIONSHIP
                                               "A"=ASSOCIATE
FROM WHOM PURCHASED                             "NA"=NON         AMOUNT
                                                ASSOCIATE
                                                             (In Thousands)

CDI Engineering Group                                  NA         667

  Professional services fees for design and drafting services.

CSC Consulting, Inc.                                   NA         119

  Professional services fees for computer programmers/systems analysts.

Candle Corporation                                     NA         575

  Professional license and maintenance fees for personal computers.

Clark & Weinstock Inc.                                 NA         254

  Professional services fees for strategic communications.

Communications Network Inc.                            NA         104

  Professional services fees for communication systems.

Complete Business Solutions, Inc.                      NA       1,164

  Professional services fees for computer programmers/system analysts.

Computer Associates International, Inc.                NA         274

  Software license and maintenance fees plus update.

Computer Project Resources, Inc.                       NA         472

  Professional services fees for computer programmers/systems analysts.

Compuware Corporation                                  NA       1,904

  Software license fees for personal computers and database servers.

Connaissance Consulting LLC                            NA         214

  Professional services fees for software consulting.

ConsulTech An Information Technology Company, Ltd.     NA         110

  Professional services fees for consulting.

Core Performance Company                               NA         217

   Professional services fees for IT consulting.
                                                                (Cont'd)
                                                                     27C
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                  RELATIONSHIP
                                                 "A"=ASSOCIATE
FROM WHOM PURCHASED                              "NA"=NON         AMOUNT
                                                  ASSOCIATE
                                                            (In Thousands)

Courtney Services Inc.                                 NA         108

  Temporary office help.

A. C. Coy Company                                      NA         538

  Professional services fees for computer programmers/systems analysts.

Crowe Chizek                                           NA         399

  Software license fees for personal computers.

Data Processing Sciences Corporation                   NA         148

  Professional services fees for computer programmers/systems analysts.

Deloitte & Touche LLP                                  NA       1,198

  Professional auditing services fees and reimbursable expenses.

Digital Equipment Corporation                            NA       242

  Professional services fees for computer programmers/systems analysts and maintenance.

Dorsey & Company, Inc.                                 NA         409

  Professional services fees for management consulting.

Drayton, Drayton & Lamar, Inc.                         NA         278

  Professional services fees for consulting services.

Electrical Constructors PLL                            NA         109

  Professional electrical contractors.

EPRI                                                   NA         661

  Electrical/environmental research & development.

Equifax Credit Information Service                     NA         323

  Technical support for modifying software to fit our business.

_____________________________________________________________________________________
                                                                (Cont'd)

                                                                     27D
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                        RELATIONSHIP
                                                       "A"=ASSOCIATE
FROM WHOM PURCHASED                                   "NA"=NON         AMOUNT
                                                       ASSOCIATE
                                                                 (In Thousands)

Equiserve (formerly First Chicago Trust Co. of New York)      NA       882

  Transfer agent for employee purchases of AEP common stock.

Everest Data Research, Inc.                                   NA       710

  Professional services fees related to database management.

Excel Partners, Inc.                                        NA         200

  Professional services fees for computer programmers/systems analysts.

Fleet Business Credit Corporation                           NA         999

  Professional services fees for Oracle software and supplies.

Paul J. Ford & Co.                                          NA         105

  Professional services fees for structural analysis.

Gartner Group, Inc.                                         NA         157

  Professional services fees for research advisory services.

General Physics Corporation                                 NA         170

  Modification of existing network protector text into learning guides.

General Research                                            NA         522

  Professional services fees for computer programmers/systems analysts.

Geodata Solutions, Inc.                                     NA         129

  Professional services fees for computer programmers/systems analysts.

Gerth Consulting Inc.                                      NA         135

  Web based training system and registration.

Thomas Glover Associates, Inc.                             NA         283

  Professional services fees for computer programmers/systems analysts.



                                                                (Cont'd)

                                                                     27E
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                        RELATIONSHIP
                                                       "A"=ASSOCIATE
FROM WHOM PURCHASED                                     "NA"=NON         AMOUNT
                                                        ASSOCIATE
                                                                   (In Thousands)

Grosh Consulting                                              NA        875

  Professional services fees for computer programmers/systems analysts.

Howard Systems International                                  NA        242

  Professional services fees for consulting services.

Howrey & Simon                                               NA         257

  Legal fees.

Hunton and Williams                                          NA         147

  Legal fees.

ICMS International Inc.                                      NA         164

  Treasury software for bank interfaces and cash management.

Indecon, Inc.                                                NA       2,117

  Professional services fees for computer programmers/systems analysts.

Info USA Marketing, Inc.                                     NA         148

  Professional services fees for market research for marketing database.

Information Builders, Inc.                                   NA         109

  Computer software maintenance.

Information Industries, Inc.                                 NA        189

  Professional services fees for computer programmers/systems analysts.

Interactive Business Systems, Inc.                            NA      1,356

  Professional services fees for computer programmers/systems analysts.

International Business Machines Corporation                   NA     12,399

  Professional services fees for consulting services.



                                                                (Cont'd)
                                                                     27F
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                  RELATIONSHIP
                                                 "A"=ASSOCIATE
FROM WHOM PURCHASED                              "NA"=NON         AMOUNT
                                                  ASSOCIATE
                                                          (In Thousands)

IS Talent                                              NA         528

  Professional services fees for computer programmers/system analysts.

J D Services Inc.                                      NA         149

  Professional services fees for industrial design.

KBC Advanced Technologies, Inc.                        NA         173

  Professional engineering services.

Keane Inc.                                             NA         396

  Professional services fees for independent validation of Y2K.

Leasetec Corporation                                   NA         291

  Secondary vendor for Oracle licensing fees.

Levi, Ray & Shoup Inc.                                 NA         140

  Professional services fees for computer program product license.

Linesoft Inc.                                          NA       1,358

  Software license fees & development of software.

Logica, Inc.                                           NA       3,080

  Consulting services for transformation from a regulated to competive utility.

MSI Consulting International                             NA       115

  Professional services fees for computer software development.

Maliszewski, Ray M.                                    NA         154

  Professional consulting fees for FERC expert testimony and merger application.

Maloney, Gerald P.                                     NA         161

  Professional consulting fees for FERC expert testimony and merger application.



                                                                (Cont'd)

                                                                     27G
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                RELATIONSHIP
                                                "A"=ASSOCIATE
FROM WHOM PURCHASED                             "NA"=NON         AMOUNT
                                                              ASSOCIATE
                                                          (In Thousands)

Manifest Solutions Corporation                         NA         465

  Professional services fees for computer programmers/systems analysts.

Market Strategies, Inc.                                NA         565

  Professional services fees in support of marketing activities.

James Martin & Co. Inc.                                NA         313

  Professional services fees for computer programmers/systems analysts.

Mastech Corporation                                    NA         208

  Professional services fees for computer programmers/systems analysts.

Mastering Business Development                         NA         322

  Professional services fees for consulting

Maxim Group                                            NA       1,043

  Professional services fees for computer programmers/systems analysts.

Maximation, Inc.                                       NA       1,126

  Professional services fees for computer programmers/systems analysts.

Mercer Management Consulting, Inc.                     NA       2,660

  Professional services fees and reimbursable expenses for management consulting services.

Metro Information Services                             NA         123

  Professional services support/information systems consulting.

Mobile Data Solutions, Inc.                             NA        404

  Software & consulting fees.

National Education Training Group                      NA         142

  Professional services fees for computer programmers/systems analysts.


                                                                (Cont'd)
                                                                     27H
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                        RELATIONSHIP
                                                       "A"=ASSOCIATE
FROM WHOM PURCHASED                                    "NA"=NON         AMOUNT
                                                       ASSOCIATE
                                                                 (In Thousands)

Necho Systems Corporation                                     NA        109

  Software license fees.

Newcourt Financial USA, Inc.                                  NA      1,596

  Computer software license fees.

NewMedia, Inc.                                                NA        955

  Professional services fees for computer programmers/systems analysts.

Novadigm, Inc.                                                NA        148

  Software license fees for server and clients.

Novatec Automations Systems, Inc.                             NA        267

  Professional services fees for computer programmers/systems analysts.

Odyssey Consulting Services, Inc.                             NA      1,599

  Professional services fees for computer programmers/systems analysts.

Office Team                                                   NA        151

  Temporary office help.

The Ohio State University                                     NA        314

  Educational services for management development program.

Optimum Technology                                            NA         141

  Professional services fees for computer programmers/systems analysts.

Oracle Corporation                                            NA         385

  Technical support fee for client/server applications.

Origin Technology in Business, Inc.                           NA       1,919

  Professional services fees for computer programmers/systems analysts.



                                                                (Cont'd)

                                                                     27I
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                        RELATIONSHIP
                                                       "A"=ASSOCIATE
FROM WHOM PURCHASED                                    "NA"=NON         AMOUNT
                                                        ASSOCIATE
                                                                    (In Thousands)

PHB Hagler Bailly Inc.                               	     NA          158

  Professional services fees for retail market study.

PVS International, Inc.                                       NA         188

  Professional services fees for computer programmers/systems analysts.

Palmer, Bill R.                                               NA         144

  Professional services fees for mediation.

Paros Business Partners, Inc.                                 NA         214

  Professional services fees for computer programmers/systems analysts.

Payco American Corporation                                    NA       1,426

  Communications center to process overflow credit calls.

PeopleSoft, Inc.                                              NA       1,052

  Software and software support services.

Pinnacle Technology Resources                                 NA         396

  Professional services fees for computer programmers/systems analysts.

Pinter Economics, Inc.                                        NA         116

  Professional services fees for economic/financial consulting.

Platinum Technology Inc.                                      NA         401

  Professional services fees for computer licenses agreement.

Porter, Wright, Morris & Arthur                               NA         118

  Legal fees.

Powerplan Consultants Inc.                                    NA         916

  Computer software license fees.



                                                                (Cont'd)

                                                                     27J
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                        RELATIONSHIP
                                                       "A"=ASSOCIATE
FROM WHOM PURCHASED                                    "NA"=NON         AMOUNT
                                                        ASSOCIATE
                                                                    (In Thousands)

Preferred Technology Solutions, Inc.                          NA         297

  Professional services fees for computer programmers/systems analysts.

PricewaterhouseCoopers LLP                                    NA       2,083

  Professional services fees for consulting.

Priority Based Control Engineering                            NA         104

  Professional services for operation of multi-area interconnections.

Productivity Point International                              NA         184

  Professional services fees for computer software instruction.

Professional Network Services                                 NA         124

  Professional services fees for computer programmers/systems analysts.

Project Controls, Inc.                                        NA         111

  Professional services fees for computer programmers/systems analysts.

The ProTec Group, Inc.                                        NA         994

  Professional services fees for computer programmers/systems analysts.

Quick Solutions, Inc.                                         NA       2,441

  Professional services fees for computer programmers/systems analysts.

Rapidigm                                                      NA       4,461

  Professional services fees for computer programmers/systems analysts.

Renaissance Worldwide IT                                      NA       1,458

  Professional services fees for computer programmers/systems analysts.

D B Riley, Inc.                                               NA       5,045

  Professional engineering services.




                                                                (Cont'd)

                                                                     27K
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                   RELATIONSHIP
                                                  "A"=ASSOCIATE
FROM WHOM PURCHASED                                    "NA"=NON  AMOUNT
                                                       ASSOCIATE
                                                             (In Thousands)

Robert Half International Inc.                         NA         551

  Professional services fees for computer software programmers/information technology specialists.

Romac International                                    NA         167

  Temporary office help.

Saga Software, Inc.                                    NA         237

  Professional services fees for computer programmers/systems analysts.

Sarcom, Inc.                                           NA       1,220

  Hardware and software support for personal computers.

Simpson Thacher & Bartlett                             NA         349

  Legal services.

Smallworld Systems, Inc.                               NA         124

  Licensing fees and software purchases.

Software People Inc.                                   NA         105

  Professional services fees for computer systems and maintenance.

Software Support Group                                 NA       1,015

  Professional services fees for computer programmers/systems analysts.

Source Services Corporation                            NA         398

  Professional services fees for computer programmers/systems analysts.

Spectrum Solutions, Inc.                               NA         167

  Professional services fees for computer programmers/systems analysts.

Steptoe and Johnson LLP                                NA         656

  Legal services.



                                                                (Cont'd)
                                                                     27L
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                     RELATIONSHIP
                                                    "A"=ASSOCIATE
FROM WHOM PURCHASED                                 "NA"=NON         AMOUNT
                                                     ASSOCIATE
                                                                  (In Thousands)

Sterling Commerce                                            NA           134

  Software license fees.

Sterling Software, Inc.                                       NA          147

  Software license fees and maintenance.

Strategic Resources, Inc.                                     NA          162

  Professional services fees for computer programmers/systems analysts.

Swafford Consulting, Inc.                                     NA          175

  Professional services fees for computer programmers/systems analysts.

Synergy 2000 Inc.                                              NA         120

  Software license fees and maintenance.

Techmate, Inc.                                                 NA         885

  Professional services fees for computer programmers/systems analysts.

Technology Concepts Inc.                                       NA         134

  Professional services fees for computer programmers/systems analysts.

Teksystems                                                     NA         292

  Professional services fees for end user support.

Michael Thomas, Inc.                                           NA         137

  Professional services fees for employee recruiting.

R. Thomas Consulting & Training, Inc.                          NA         114

  Professional services fees for consulting services.

Twenty First Century                                           NA         241

  Professional services fees for communication services.



                                                                (Cont'd)

                                                                     27M
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                        RELATIONSHIP
                                                       "A"=ASSOCIATE
FROM WHOM PURCHASED                                         "NA"=NON         AMOUNT
                                                              ASSOCIATE
                                                            (In Thousands)

UNI Data Systems                                       NA                     211

  Professional services fees for computer programmers/systems analysts.

UNISYS Corporation                                     NA                   1,498

  Professional services fees for computer programmers/systems analysts.

Usertech                                               NA                     770

  Professional services fees and expenses related to employee training.

Vinkad Services, Inc.                                  NA                     498

  Professional services fees for computer programmers/systems analysts.



1,404 Vendors under $100,000                                                10,452




                                                               TOTAL      $107,153

                                                                      28
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                     EMPLOYEE PENSIONS AND BENEFITS
                               ACCOUNT 926

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be limited to $25,000.

    D E S C R I P T I O N                                      AMOUNT
                                                          (In Thousands)


    Medical Insurance                                          $15,835
    Deferred Compensation Benefits                                 256
    Other Postretirement Benefits                                8,092
    Savings Plan                                                 6,416
    Supplemental Pension Plan                                   (4,739)
    Retirement Plan                                              3,896
    Long-Term Disability                                         1,831
    Group Life Insurance                                         6,395
    Dental Insurance                                             1,546
    Employee Educational Assistance                                348
    Training Administration Expense                                206
    Miscellaneous                                                2,622

    (Note: Certain line items include trustee fees.)


                                                       TOTAL    $42,704

                                                                      29
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                      GENERAL ADVERTISING EXPENSES
                              ACCOUNT 930.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

D E S C R I P T I O N                       NAME OF PAYEE        AMOUNT
                                                               (In Thousands)
     Dedications, Tours and Openings                           $1
     Miscellaneous                                              2


                                                     TOTAL     $3

                                                                      30
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                     MISCELLANEOUS GENERAL EXPENSES
                              ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
               Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S 441 (b) (2)) shall be separately classified.

 D E S C R I P T I O N                                        AMOUNT
                                                         (In Thousands)
     Directors' Fees and Expenses                              $ 47
     Dues for Company Memberships                               127
     Award and Promotional Material                               5
     Bank Service Charges                                       209
     Conventions, Meetings and Travel Expenses                   72
     Delivery Fees                                                5
     Cell Phone Expense                                           2
     Telecommunication Upgrade                                   48
     Sales and Use Tax                                           14
     Other General Expenses                                      57


                                                     TOTAL     $586

                                                                      31
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                                  RENTS
                               ACCOUNT 931

INSTRUCTIONS:  Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

   T Y P E   O F   P R O P E R T Y                              AMOUNT
                                                         (In Thousands)
    Computers and Data Processing Equipment                    $21,272
    Microwave and Telecommunication Equipment                    3,517
    Office Furniture and Equipment                               1,038
    Office and Parking                                           8,631
    Software                                                     4,525
    Other                                                          481



                                                 TOTAL          $39,464

                                                                      32
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                      TAXES OTHER THAN INCOME TAXES
                               ACCOUNT 408

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof.
               Provide a subtotal for each class of tax.

         K I N D   O F   T A X                                  AMOUNT
                                                          (In Thousands)
1.  Taxes Other Than U.S. Government Taxes

     State Taxes                                               $  (108)
     Local Taxes                                                  (172)
     State Unemployment                                            323
     Real and Personal Property Taxes                            1,977
     State Franchise Taxes                                      (2,483)
     State Single Business Taxes                                    11
     State License/Registration Tax/Fees                             7
     State Sales and Use Tax                                        82

         Sub-Total Taxes Other Than U.S. Government Taxes         (363)


2.  U.S. Government Taxes

     Social Security                                            19,352
     Federal Unemployment                                          271


         Sub-Total U.S. Government Taxes                        19,623


                                                     TOTAL     $19,260

                                                                      33
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                                DONATIONS
                              ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

 NAME OF RECIPIENT                     PURPOSE OF DONATION        AMOUNT
                                                           (In Thousands)
American Coal Foundation                  Other               $    4
American Legislative Exchange Council     Other                    3
American Society of Mechanical Technology Educational             25
Ballet Metropolitan                       Community                5
Brookings Institution                     Community               10
Center for Study of American Business     Community               15
Center of Science & Industry              Community              212
Chamber of Commerce of Union City         Community                5
Children's Hospital Foundation            Community               28
Citizens for Metro Parks                  Community                5
Columbus Association for
the Performing Arts                       Community               10
Columbus Information Technology Center    Educational             25
Columbus Metropolitan Club                Community                3
Columbus Museum of Art                    Community                6
Columbus Speech & Hearing Center          Community                4
Columbus State Community College          Educational              8
Columbus Symphony Orchestra               Community               15
Columbus Zoo                              Community               12
Council of State Governments              Community                3
Directions for Youth                      Community                6
Dresden Sister City, Inc.                 Community               18
Financial Accounting Foundation           Educational              3
Forging New Links                         Community                3
Fox, Robert K Family Y                    Community                4
Franklin University                       Educational              4
Furman University                         Educational              4
Goodwill Rehabilitation Center            Community                5
Grandview Heights High School             Educational             10
Harvard University                        Educational              3
I Know I Can                              Educational              8
Illinois Institute of Technology          Educational              3
International Nuclear Lawyer Association  Community                5
John Hopkins University                   Educational              4
Keystone Center                           Community               15
King Arts Complex                         Community                3
Lancaster & Fairfield                     Community                5
Lancaster Country Club                    Community                4
Lancaster Festival Inc.                   Community                4
Leukemia Society of America               Community                7
Marshall University                       Educational             12
Massachusetts Institute of Technology     Educational              5
National Academy of Engineering           Educational              5
                                                     SUB-TOTAL     538
                                                                (Cont'd)

                                                                     33A
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1999


                                DONATIONS
                              ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                   PURPOSE OF DONATION        AMOUNT
                                                            (In Thousands)

Sub-Total Brought Forward                                        538

National Chamber Litigation Center Inc.   Community                5
National Governors Association            Community               12
Nature Conservancy                        Community                5
Ohio Academy of Science                   Educational              4
Ohio Chamber of Commerce                  Community               28
Ohio Dominican College                    Educational             13
Ohio Foundation of
 Independent Colleges, Inc.               Educational             27
Ohio River Valley Water
 Sanitation Commission                    Community               15
The Ohio State University                 Educational             84
Ohio University                           Educational              8
Opera Columbus                            Community                8
Paving & Illuminating Downtown            Community                3
Princeton University                      Educational              8
Rensselaer Polytechnic
  Institute of Virginia                   Educational             26
Resources for the Future                  Community               25
Rice University                           Educational              5
Science & Mathematics Network             Educational              5
Science Central                           Educational             25
Seal of Ohio Girl Scout Council           Community               13
Simon Kenton Council                      Community               58
Transportation Tomorrow Coal              Community               25
United Negro College Fund                 Educational             11
United Way                                Community              295
University of Michigan                    Educational              4
Utility Business Education Coalition      Educational              8
West Virginia Manufacturer's Association  Community                5


Employees and Others (Salaries, salary related
  expenses, overheads and other expenses) Community                6

Miscellaneous - 291 items of less than $3,000     Various        150


                                                       TOTAL   $1,419

								34
	ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

	For the Year Ended December 31, 1999


	OTHER DEDUCTIONS
	ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.

D E S C R I P T I O N                       NAME OF PAYEE            AMOUNT
                                	                          (In Thousands)
Cash Contributions:	American Legislative Exchange Council	        $  7
                  	American Red Cross     	                           1
	                Athens Area Chamber of Commerce         	   1
                 	Building to Learn Committee             	  15
                	Business Roundtable                     	 117
                 	Business-Government Relations           	   1
	                Chamber of Commerce of Boyd             	   2
	                Chillicothe Ross Chamber of Commerce    	   2
                       	Circleville-Pickaway Chamber of Commerce	   1
                 	Columbus Forward Together Inc.          	  10
                      	Columbus Technical Council              	   1
                	Conference Board Inc.                   	  15
                	Consumers United for Rail Equity        	  10
                 	Dinamo                                  	  17
                 	Electric Transportation				  35
                 	Elks Country Club				   1
                     	Greater Columbus Chamber of Commerce		  17
                	International Television Association		   1
                	Logan-Hocking Chamber of Commerce		   1
	                National Association of Manufacturers		  33
	                National Coal Council				  11
                     	National Energy Resources Organization		   1
	                National Hydropower Association			   4
			National Investor Relations Institute		   1
			Nature Conservancy				  25
			Ohio Academy of Science				   1
			Ohio Business Roundtable			  11
			Ohio Chamber of Commerce			   5
			Ohio Public Expenditure Council			   4
			The Ohio State University			   8
			Pike County Chamber of Commerce			   1
			Points of Light Foundation			   2
			Portsmouth Area Chamber of Commerce		   1
			Public Relations Society of America		   1
			Repeal PUHCA Now Coalition			  90
			Rotary-Athens					   1
			Southeastern Ohio Regional Council		   1
			United States Chamber of Commerce		  25
			University of Rio Grande			   1
			Western Coal Transportation			   1




	34A
	ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

	For the Year Ended December 31, 1999


	OTHER DEDUCTIONS
	ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.

        D E S C R I P T I O N                       NAME OF PAYEE            AMOUNT
	                          (In Thousands)

		Service Fees and Others:	Accord Group              	  18
						Allen, George W. Co., Inc.	   1
					  	AT&T				   3
						Barbour, Gary C.		  53
						The Capitol Connection		   1
						Chariot Transmarketing Systems LTD 1
					  	Congressional Quarterly		   1
						Council of Better
						  Business Bureaus Inc.		   1
						Greater Columbus
						  Convention Center		   1
						Hilton				   1
						Leadership Directories		   2
						Nauticon Imaging Systems	   1
						Niagara Mohawk Power Corporation   2
					  	Premiums & Promotions Inc.	   1
						Quick Messenger Service		   1
						Temporary Staffing Inc.		   2
						United States Postal Service	   3
						US Senate Restaurants		   6
						Washington Capitals		   9
						Wright, Lester F.		  22

		Salaries, salary related
		   expenses, overheads, and
		   other expenses		Employees and Others		 264




                                                                  TOTAL         $877

                                                                 35
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1999


                         SCHEDULE XVIII
                  NOTES TO STATEMENT OF INCOME

  INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

  See Notes to Financial Statements on Page 19.

                                                                 36
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

               For the Year Ended December 31, 1999


                       ORGANIZATION CHART


  Chairman, Chief Executive Officer & President

   Corporate Development

   Energy Services & Power Marketing

      Legal

   Nuclear Generation

   EVP - Corporate Services
      Corporate Services
      Human Resources
      Information Technology
      Procurement and Supply Chain Services

   EVP - Financial Services

      Accounting & Controller
      Corporate Planning & Budgeting
      Finance & Treasurer
      Internal Audits (NOTE)
      Tax

   EVP - Energy Delivery and Customer Relations
      Consumer Services
      Corporate Communications
      Energy Delivery Support
      Energy Distribution
      Energy Pricing & Regulatory Services
      Energy Transmission

   EVP - Power Generation
      Environmental Services
      Fossil and Hydro Production
      Fuel Supply
      Generation Projects
      Power Generation Engineering
      Regional Service Organization




  NOTE: Internal Audits reports to the Audit Committee of the Board of Directors of American Electric
      Power Company, Inc. and administratively to the Executive Vice President - Financial Services

                                                                  37
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

               For the Year Ended December 31, 1999


                     METHODS OF ALLOCATION


  Service Billings

     Kilowatt Hours Sales (KWH) Ratio
     Client Load Ratio
     Number of Electric Customers Ratio
     Number of Client Employees Ratio
     Plant Investment Ratio
     Level of Construction Ratio
     Level of Construction - Production Ratio
     Level of Construction - Transmission Ratio
     Level of Construction - Distribution Ratio
     Tons of Coal Acquired Ratio
     Coal Company Combination Ratio
     Coal-Fired Kilowatt Hours Generation Ratio
     Transmission and Sub-Transmission Pole Miles Ratio
     Plant Megawatt Capability Ratio
     Number of Stores Transactions Ratio
     Data Processing Staff Job Hours Ratio
     Fossil Plant Combination Ratio
     Number of Invoices Processed Ratio
     Total Annual Cost Ratio
     Specific Identification Ratio
       (based on known and pertinent factors)
     Equal Share Ratio
     Hydro Kilowatt Hours Generation Ratio
     Number of Purchase Orders Written Ratio


  Convenience Billings

     Specific Identification Ratio
       (based on known and pertinent factors)
     Asset Ratio
     Expense Budget Ratio
     Contribution Ratio
     Equal Share Ratio
     Gross Annual Payroll Dollars Ratio
     Coal Production Ratio
     Kilowatt Hours Sales (KWH) Ratio
     Number of Employees Ratio
     Number of Customers Ratio
     Number of Vehicles Ratio

                                                                 38
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

               For the Year Ended December 31, 1999


     ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



  April 27, 2000

    Statement of the Amount of Interest on Borrowed
    Capital and Compensation for the Use of Capital
    Billed by American Electric Power Service Corporation
    (AEPSC) for the Year Ended December 31, 1999

    G. R. Knorr - Columbus

    AEP System Accounting Managers and Corporate Planning and Budgeting


    In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by AEPSC for the year ended December 31, 1999.

    Exhibit A, attached hereto, shows your portion of the interest cost on capital borrowed for working capital requirements. The method used to allocate the cost to each System company was the Total Annual Cost Ratio based on the total direct and indirect charges billed during the prior year of 1998. The amount shown for each company equals the total charges billed under Work Order No. 1200 during 1999.

    In addition to the interest charges incurred for working capital, AEPSC billed to all clients, as an indirect cost applicable to administrative services, a total amount of $5,911,101 of interest cost and debt expenses related to the mortgage notes on its headquarters building located in Columbus, Ohio.

    All interest charges incurred by AEPSC during 1999 were for borrowings with unaffiliated companies. No amount was billed by AEPSC during 1999 as compensation for the use of equity capital, all of which is furnished to AEPSC by its parent, American Electric Power Company, Inc.



    G. R. Knorr

    GRK rp
    Attachment

    cc:  H. W. Fayne
         A. A. Pena
         L. V. Assante

    I:\RP\U1360\LETTER.WP


    Note: The above annual statement was provided to each associate company within the AEP system. Please refer to the "Analysis of Billing - Associate Companies" appearing on page 21 of this report for a listing of the associated companies billed and the respective amounts (Account
      457-3).

                                                                 39
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                 For the Year Ended December 31, 1999












                           SIGNATURE CLAUSE

  Pursuant to the requirements of the Public Utility Holding Company

  Act of 1935 and the rules and regulations of the Securities and

  Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the under-

  signed officer thereunto duly authorized.



          American Electric Power Service Corporation
                  (Name of Reporting Company)


         By:  /s/ Gerald R. Knorr
                 (Signature of Signing Officer)


             Gerald R. Knorr - Assistant Controller
          (Printed Name and Title of Signing Officer)

            Date:   4/27/00